Exhibit 99.2

[name]

[date], 2020

RE:	First Amendment to BeyondSpring Inc. Director Agreement

Dear [name],

Reference is made to that certain director agreement, dated as of [__], by and between BeyondSpring Inc. (the “Company”) and you (the “Director Agreement”).  The Company desires to amend the Director Agreement, as provided herein in this letter amendment (this “Amendment”), effective as of July 1, 2020.

1.          Section 4: Fees.  Section 4 of the Director Agreement is hereby amended and restated in its entirety as follows:

4.          Fees

You will be entitled to certain cash fees in connection with your services as set forth below:

i.	Annual retainer fee for service as Board member (the “Annual Fee”)	$40,000
ii.	Annual retainer fee for serving on a committee of the Board, if so appointed (each, a “Committee Fee”)	Audit Committee: $8,000 ($16,000 if chair) Compensation Committee: $6,000 ($12,000 if chair) Nominating and Corporate Governance Committee: $4,000 ($8,000 if chair)

The Annual Fee and the Committee Fees (if any) (collectively, the “Fees”) are paid on a fiscal year basis in arrears, and shall be prorated for any partial year of Board service. The fees and the terms prescribing the frequency of payment are subject to change at the sole discretion of the Compensation Committee of the Board.  Upon termination of Your Appointment, you will (if applicable) be paid your annual retainer fee on a pro-rata basis, to the extent unpaid up to the Termination Date.

You will also receive an annual grant of options to purchase a number of ordinary shares of the Company (each such annual grant, an “Option”), at an exercise price per share equal to the Fair Market Value (as defined in the Company’s 2017 Omnibus Incentive Plan or successor plan (the “Incentive Plan”)) as of the grant date. The annual Option grant shall be to purchase 10,000 ordinary shares (in all cases, prorated for any partial year of service). Each Option will be granted on a fiscal year basis in the beginning of the applicable fiscal year.  Effective as of July 1, 2020, each annual Option will be issued under the Incentive Plan and will vest in full on the first anniversary of the grant date, subject to your continued service as a director of the Company through the vesting date.

You acknowledge that the Company may determine to change any equity compensation program and this Letter shall in no way be deemed to be a guarantee of future equity compensation programs.  Any grant of Options made to you will be subject to the terms and conditions of the Incentive Plan and the applicable option award agreement memorializing such grant.

2.          General.

(a)          Except as specifically set forth above, the Director Amendment shall remain in full force and effect.  This Amendment and the Director Agreement constitute the entire agreement between you and the Company with respect to the subject matter hereof, and supersedes all prior agreements, understandings and discussions with respect to such subject matter.

(b)          This Amendment shall be governed by and shall be interpreted in accordance with the laws of the State of New York, without giving effect to its choice of law legislation.

(c)          This Amendment may be executed in one or more counterparts, including emailed or “.pdf” documents, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Please sign and return this Amendment at your earliest convenience to indicate your agreement and acceptance with the terms and conditions of this letter.

Sincerely,

[__]
[__]
Accepted and agreed this _____ day of ____, 2020:

[name]